UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	Appointment of New Chairman of the Board

On October 2, 2019, the Board of Directors of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Eric K. Rowinsky, M.D., age 62, to serve as a director of the Company, as part of the first class of directors and as Chairman of the Board of Directors.

Dr. Rowinsky has been the Executive Director and President of RGenix, Inc. since June 2016. He also has served as the Chief Scientific Officer of Clearpath Development Co. since June 2016. Prior to this, Dr. Rowinsky served as the Head of Research and Development, Chief Medical Officer and Executive Vice President of Stemline Therapeutics, Inc. from February 2011 to January 2016. In 2010, Dr. Rowinsky co-founded Primrose Therapeutics and became its Chief Executive Officer, until it was acquired in 2011. From 2005 to 2010, he served as the Chief Medical Officer and Executive Vice President of Clinical Development and Regulatory Affairs of ImClone Systems Incorporated, a life sciences company focused on monoclonal antibodies, which was acquired by Eli Lilly and Company. Previous to that, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center’s Institute of Drug Development, including Director of the Institute and SBC Endowed Chair for Early Drug Development. Prior to that, he served as Clinical Professor of Medicine in the Division of Medical Oncology at the University of Texas Health Science Center at San Antonio and as Associate Professor of Oncology at the Johns Hopkins University School of Medicine. Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. He formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree in Liberal Arts from New York University. He earned his M.D. from Vanderbilt University School of Medicine and completed a residency in internal medicine at University of California and a fellowship in medical oncology at Johns Hopkins University. Our Board of Directors believes that Dr. Rowinsky’s qualifications to sit on the Board and act as Board Chairman include his extensive research and drug development experience, oncology expertise, corporate strategy experience, and broad scientific and medical knowledge.

The Board of Directors determined that Dr. Rowinsky meets the independence requirements of the Exchange Act and NASDAQ Listing Rules. The appointment of Dr. Rowinsky by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association, and Dr. Rowinsky was appointed to serve as a director of the Company until the 2019 annual general meeting set to take place at the end of the three-year term for the first class of directors.

In connection with the above appointment, on October 2, 2019, the Company issued a press release “Kitov Pharma Appoints Eric K. Rowinsky, M.D., as Chairman of its Board”, which is attached hereto as Exhibit 99.1.

2)	Retirement of Dr. Paul Waymack

Further to earlier announcements by the Company on May 1, 2019 and July 2, 2019 concerning the retirement of our previous Chairman of the Board and Chief Medical Officer, Dr. John Paul Waymack, the Company is announcing that Dr. Waymack’s resignation from his role as Chief Medical Officer of the Company is effective as of October 1, 2019. Management of the Company expects that he will continue to serve as a medical and regulatory advisor to the Company, pending completion of a new consulting agreement with Dr. Waymack with respect to such role.

Exhibits:

Exhibit 99.1	Press Release

Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K, including the entire Exhibit 99.1 attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795 ).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

October 2, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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